UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Explanatory Note

Transactions Undertaken to Achieve Compliance with Nasdaq Equity Rule

This Current Report on Form 6-K is being filed to disclose the actions taken by Psyence Biomedical Ltd (the “Company”) to achieve compliance with Nasdaq Listing Rule 5550(b)(1) (the "Equity Rule") and to provide a summary of the Company’s current equity position.

As part of its efforts to meet and sustain compliance with the minimum $2.5 million stockholders’ equity requirement under the Equity Rule, the Company undertook the following key transactions:

1. Common Stock Purchase Agreement

The Company entered into a $25 million common stock purchase agreement (the “Purchase Agreement”) with White Lion Capital, LLC. on July 31,2024. The Company has raised net proceeds of $3.5 million under the Purchase Agreement to date.

This Purchase Agreement provides the Company with an ongoing, flexible mechanism to raise cost-effective, debt-free financing while maintaining long term equity compliance, as future sales of common stock are expected to sustain the Company’s stockholders’ equity above the $2.5 million threshold.

2. Elimination of Convertible Debt and termination agreement with Harraden Circle Investments, LLC

The Company successfully converted all outstanding convertible debt held by Harraden Circle Investments, LLC (“Harraden”) into shares. The Company raised net proceeds of $3.5 million since January 2024, related to the convertible debt.

In November 2024, the Company entered into a termination agreement with Harraden, providing a final settlement of all obligations under the convertible note. This settlement involved the issuance of 151,010 shares and 182,323 warrants with an exercise price of $0.0000075, effectively eliminating the Company’s liability and all future obligations under this agreement.

3. Conversion of Promissory Notes

The Company had previously issued promissory notes that were payable in either cash or shares at the option of the holders. These promissory notes have been fully converted by the issuance of 793,336 common shares as of the date of this filing, further contributing to the Company’s positive equity position by $2.8 million.

4. Acquisition of Psyence Labs Ltd

In October 2024, the Company completed the previously announced acquisition of a stake valued at $1.1 million in Psyence Labs Ltd ("PsyLabs"), a privately-held company, by the issuance of 283,688 common shares. PsyLabs is a leading psychedelic Active Pharmaceutical Ingredient (API) development company, federally licensed to cultivate and export psilocybin mushrooms and other psychedelic compounds.

PsyLabs has developed proprietary extraction and purification technologies for natural psilocybin, achieving industry-leading purity levels. The Company is now scaling its processes to full-scale commercial production and regulatory-compliant product formulations, in collaboration with a major U.K.-owned contract manufacturing organization.

This acquisition aligns with the Company’s strategic focus on the psychedelic therapeutic market and contributes to the increase of its stockholders' equity by $1.1 million.

Current Stockholders’ Equity Position

As a result of the transactions described above, as of the date of this Current Report on Form 6-K, the Company believes it now has stockholders’ equity above the $2.5 million requirement and is awaiting a compliance determination from Nasdaq.

These measures demonstrate the Company’s commitment to achieving compliance and sustaining long-term compliance with Nasdaq listing standards.

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding regaining compliance with all applicable Nasdaq continued listing requirements, including having a stockholders equity above $2.5 million. These forward-looking statements are based on a number of assumptions, including the assumption that the Company will effectively execute on its Nasdaq Continued listing compliance plan.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; (ii) the ability to implement the Nasdaq compliance plan presented to the Panel;  and (iii) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No. 333-282904) filed with the Securities and Exchange Commission on October 30, 2024 and other documents filed by Psyence Biomed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence Biomed does not intend to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2024

Psyence Biomedical Ltd.

By:	/s/ Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director